May 6, 2015

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:           HealthWarehouse.com, Inc.
                Withdrawal of Registration Statement on Form S-B filed on April 27, 2015
                 Commission File No. 333-203680

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, please withdraw the above referenced Registration Statement on Form S-B.  The Registration Statement was intended to be on Form S-8 and was incorrectly filed.  No securities were sold under the Registration Statement on Form S-B and the Registration Statement on Form S-8 was subsequently filed.

Sincerely,

/s/    Lalit Dhadphale
         Lalit Dhadphale
         President and Chief Executive Officer

7107 Industrial Rd. • Florence, KY 41042
Tel: (800) 748-7001 • Fax: (888) 870-2808 • www.HealthWarehouse.com